Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”), dated as of November 9, 2017 (the “Effective Date”), between News Corporation, a Delaware corporation (the “Company”), with offices at 1211 Avenue of the Americas, New York, NY 10036, and David B. Pitofsky, residing at the address that is on file with the Company (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Executive is currently employed as Executive Vice President, General Counsel and Chief Compliance Officer of the Company pursuant to an employment agreement between NC Transaction, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and the Executive, dated as of February 9, 2015 (the “Prior Agreement”); and

WHEREAS, the Company and the Executive desire to amend and restate the Prior Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter contained, the parties hereto agree as follows:

1.      Duties.

(a)     The Company agrees to employ the Executive and the Executive agrees to be employed by the Company for the Term (as hereinafter defined). During the Term, the Executive shall: (i) have the title and the duties of Executive Vice President, General Counsel and Chief Compliance Officer of the Company; and (ii) report directly to the Chief Executive Officer of the Company.

(b)     If the Executive is elected as a member of the board of directors or an officer of the Company or any subsidiaries or affiliates, the Executive agrees to serve in such capacity or capacities without additional compensation.

(c)     During the Term the Executive shall devote substantially all of the Executive’s business time and attention and give the Executive’s best efforts and skill to furthering the business and interests of the Company and to the performance of executive duties consistent with the Executive’s position as Executive Vice President, General Counsel and Chief Compliance Officer of the Company and the terms of this Agreement.

2.      Term. “Term” as used herein shall mean the period from the Effective Date through June 30, 2021; provided, however, if the Term is terminated earlier in accordance with this Agreement, the Term shall mean the period from the Effective Date through the effective date of such earlier termination; and further provided that paragraph 2(a) of the Prior Agreement is suspended by this provision. The Term shall be terminated earlier only in accordance with Sections 8 and 9. Not later than six (6) months prior to the end of the Term, the parties hereto shall begin discussions to determine whether they are interested in continuing the employment of the Executive after the Term, and if so, they shall enter into good faith negotiations with respect to such continuing employment. Following the completion of the Term, except to the extent set forth in this Agreement, (i) the provisions of this Agreement will automatically expire and (ii) in the absence of a new written employment contract signed by both the Executive and an authorized representative of the Company, any continued employment with the Company will be at will, of no fixed term and may be terminated (with at least ten (10) business days’ prior written notice) at any time by either the Executive or the Company for any or no reason.

3.      Location. The Executive shall be based and essentially render services in the New York City metropolitan area at the principal office maintained by the Company in such area. The Executive will travel as reasonably required to perform the Executive’s functions hereunder.

4.      Compensation.

(a)     Base Salary. As compensation for the Executive’s services, the Executive shall receive a base salary (the “Base Salary”) at an annual rate of not less than $1,000,000, which shall be reviewed annually, to be paid in the same manner as other senior executives of the Company are paid (which shall be no less frequently than monthly).

(b)     Annual Bonus. In addition, the Executive will be eligible to receive an annual bonus (the “Annual Bonus”) with a target (the “Annual Bonus Target”) of not less than $900,000, which shall be reviewed annually. Any Annual Bonus granted shall be paid in cash at the same time as other senior executives of the Company are paid, and in all events no later than March 15 of the calendar year following the calendar year in which the applicable fiscal year ends.

(c)     Long-Term Incentive. The Executive shall also be entitled to receive an annual award (the “Equity Bonus”) under the Company’s 2013 Long-Term Incentive Plan, as amended and restated, or any other Company performance-based long-term equity-based incentive program (the “Plan”), in accordance with the terms and conditions of the Plan, that has a target value of not less than $850,000, which shall be reviewed annually. The Equity Bonus shall be in a form and subject to terms and conditions, including claw-back provisions, determined by the Company and consistent with those of equity awards to comparable senior executives of the Company.

5.      Other Benefits. The Executive shall be entitled to the following benefits (collectively, the “Benefits”):

(a)     The Executive shall be entitled to participate in all of the following incentive or benefit plans or arrangements presently in effect or hereafter adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to other senior executives of the Company of equal rank, including, but not limited to, any profit-sharing, pension, group medical, dental, disability and life insurance or other similar benefit plans.

(b)     The Executive shall be entitled to six (6) weeks of paid vacation annually, subject to the terms of the Company’s vacation policy. All accrued vacation days should be used in the year in which they are earned as the Company does not allow carryover of unused vacation days or provide for a cash payout in respect of such days upon a termination of employment.

(c)     The Company shall reimburse the Executive for attorney’s fees incurred in connection with the review of this Agreement up to a maximum of $20,000.

6.      Business Expenses. During the Term, the Company shall pay, or reimburse the Executive for, all expenses reasonably and necessarily incurred by the Executive in connection with the Executive’s performance of the Executive’s duties hereunder. Such business expenses shall be reimbursed as provided in Section 23(f).

7.      Confidentiality; Certain Restrictions/Covenants.

(a)     The Executive shall hold all of the Company’s Confidential Information (as hereinafter defined) in strictest confidence, and will not, directly or indirectly, take, publish, use or disclose any of the Company’s Confidential Information at any time after the termination of the Executive’s employment, for any reason, except as may be required by law, provided that upon learning of any such legal requirement, the Executive shall promptly provide the Company with written notice to the Company of any such legal requirement in enough time for it to try to obtain an appropriate protective order or other remedy. For purposes of this Agreement, the phrase “Confidential Information” means personal information regarding past and present executives of the Company and its affiliates, including their family members, all trade secrets and information on costs, pricing, and materials, supplier information, customer lists and customer information, vendor lists and vendor information, employee lists and employee information, market share reports, customer contract terms and rates, account management, financial information, audit information, research, development, marketing plans, promotion plans, and/or compilations of information that was disclosed to or acquired by the Executive during or in the course of the Executive’s employment that relates to the business of the Company and is not generally available to the public or generally known in the Company’s industry.

(b)     Confidential Information does not include that information which the Executive can affirmatively prove by clear and convincing evidence: (i) is, at the time of disclosure, in the public domain other than as a result of disclosure (whether by act or omission) by the Executive or by other persons to whom the Executive has disclosed such information; (ii) was available to the Executive without an obligation of confidentiality prior to the Executive’s employment with the Company; (iii) is independently developed by the Executive having had no access to any Confidential Information and without the use of any such information; or (iv) becomes available to the Executive without an obligation of confidentiality from a source, other than the Company, having the legal right to disclose such information.

(c)     All papers, books, records, files, proposals or other documents, and all computer software, software applications, files, data bases, and the like relating to the business and affairs of the Company or which contain Confidential Information, whether prepared by the Executive or otherwise coming into the Executive’s possession, shall remain the exclusive property of the Company and shall not be removed from its premises except as necessary for the performance of the Executive’s responsibilities and in furtherance of the interests of the Company. Upon the termination of the Executive’s employment for any reason, the Executive will immediately surrender and turn over to the Company any property of the Company which the Executive may have in the Executive’s possession, custody or control, no matter where located, and whether in electronic, paper or other format, including but not limited to, records, files, drawings, documents, models, disks, computers and other equipment, and the Executive shall not keep any copies or portions thereof, including any material contained on the Executive’s personal computer which is currently located at the Executive’s residence, if any, including any files the Executive may have saved or downloaded from the Company’s computer system.

(d)     While the Executive is employed by the Company and after the Executive’s employment terminates for whatever reason, the Executive agrees not to publicly criticize the Company, its corporate affiliates, or subsidiaries, and their respective officers, directors, shareholders or employees and agrees further not to cause harm to the Company by speaking of the Company, its parent, affiliates, officers, shareholders or employees in an unflattering way. This requirement will not prohibit the Executive from providing truthful testimony if required by law, and subject to the Executive’s obligation to provide the Company prior notice of such legal requirement pursuant to Section 7(a). In addition, nothing in this Agreement or in any other agreement between the Executive and the Company will prohibit the Executive from reporting to any governmental agency or governmental entity information concerning possible violations of law or regulation.

(e)     In order to protect the Company’s goodwill with its clients, vendors and employees, during the Term and for one (1) year following termination of the Executive’s employment for any reason, the Executive shall not, directly or indirectly, either personally or on behalf of any other entity (whether as a director, stockholder, owner, partner, consultant, principal, employee, agent or otherwise), engage in any of the following conduct: (a) canvass, solicit or accept any business on behalf of any of the Company’s competitors from any business or organization that had interacted with the Company during the last three (3) years of the Executive’s employment provided, however that this provision does not conflict with Executive’s professional, ethical rights and responsibilities; (b) solicit or recruit for employment, hire, employ, attempt to employ, or engage or attempt to engage as a contractor or consultant any individual employed by the Company or its affiliates, or entice or suggest to such individual to terminate his or her employment with the Company; or (c) take any action which is intended, or would reasonably be expected to, adversely affect the Company, its subsidiaries, or their respective businesses, reputation, or relationship with their clients, business partners or vendors.

(f)     During the Term, the Executive shall not engage, and shall not solicit any employees of the Company or its affiliates to engage, in any other commercial activities that may in any way interfere with the performance of the Executive’s duties or responsibilities to the Company.

(g)     The Executive shall at all times be subject to, comply with and carry out such rules, regulations, policies, directions and restrictions applicable to the Company’s employees generally as the Company may from time to time establish, including, without limitation, News Corporation’s Standards of Business Conduct, Electronic Communications Policy and Claw-back Policies, as well as those imposed by law. The Executive acknowledges that the Executive has received copies of such policies, and has reviewed, understands and will comply with such policies.

(h)     The Executive acknowledges that the relationship between the Executive and the Company is exclusively that of employer and employee and that the Company’s obligations to the Executive are exclusively contractual in nature. The Company shall be the sole owner of all the fruits and proceeds of the Executive’s services hereunder, including, but not limited to, all ideas, concepts, formats, suggestions, developments, arrangements, designs, packages, programs, promotions and other intellectual properties which the Executive may create in connection with and during the Term, free and clear of any claims by the Executive (or anyone claiming under the Executive) of any kind or character whatsoever (other than the Executive’s right to compensation hereunder). The Executive shall, at the request of the Company, execute such assignments, certificates or other instruments as the Company may from time to time deem necessary or desirable to evidence, establish, maintain, perfect, protect, enforce or defend its right, title and interest in or to any such properties.

(i)     The Company shall have the right to use the Executive’s name, biography and likeness in connection with its business, including in advertising its products and services, and may grant this right to others, but not for use as a direct endorsement.

8.      Termination by the Company. The Executive’s employment hereunder may be terminated by the Company without any breach of this Agreement only under the following circumstances:

(a)     The Executive’s employment hereunder shall terminate upon the Executive’s death.

(b)     If, as a result of the Executive’s incapacity and disability due to physical or mental illness, the Executive shall have been absent from the Executive’s duties hereunder for a period of seven (7) months during the Term and is unable to provide the Company with a note from the Executive’s treating physician that provides for a definite and reasonable return to work date, the Company may terminate the Executive’s employment hereunder.

(c)     The Company may terminate the Executive’s employment hereunder for “cause” (as hereinafter defined). For purposes of this Agreement, “cause” shall mean: (i) the Executive is convicted of, or pleads guilty or nolo contendere to, a felony or crime involving moral turpitude; (ii) the Executive engages in conduct that constitutes willful neglect or willful misconduct in carrying out the Executive’s duties under this Agreement, and such breach remains uncured following fifteen (15) days prior written notice given by the Company to the Executive specifying such breach, provided such breach is capable of being cured; (iii) the Executive has breached any material representation, warranty, covenant or term of this Agreement, including among other things, a breach of written Company policy, and such breach remains uncured following twenty-one (21) days’ prior written notice specifying such breach given by the Company to the Executive, provided such breach is capable of being cured; (iv) the Executive’s act of fraud or deceit in the performance of the Executive’s job duties; (v) the Executive intentionally engages in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) the Executive’s use of or addiction to illegal drugs.

(d)     The Company may terminate the Executive’s employment other than for cause, death or disability, subject to Section 10(d).

(e)     Any termination of the Executive’s employment by the Company (other than termination pursuant to subsection (a) of this Section 8) shall be communicated by a written Notice of Termination to the Executive. For purposes of this Agreement, a “Notice of Termination” shall mean a notice that shall indicate the specific termination provision in this Agreement relied upon and shall set forth in full detail the facts and circumstances claimed to provide the basis for termination of the Executive’s employment under the provision so indicated.

(f)     “Date of Termination” shall mean (i) if the Executive’s employment is terminated by the Executive’s death, the date of this death, or (ii) if the Executive’s employment is terminated pursuant to subsections (b), (c) or (d) of this Section 8, the date specified in the Notice of Termination.

9.      Termination by the Executive.

(a)     At the Executive’s option, and provided the following occurrences satisfy “Good Reason” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and Section 1.409A-1(n)(2)(ii) of the Treasury Regulations promulgated thereunder, the Executive may terminate the Executive’s employment without any breach of this Agreement only under the following circumstances:

(i)     in the event of a material breach of the Agreement by the Company, which breach, if curable, is not cured within thirty (30) days after the Chief Human Resources Officer and the Chief Executive Officer of the Company each receive written notice specifying such breach;

(ii)     if the Executive is required to be based and essentially render services in areas other than within 50 miles of the New York City metropolitan area; or

(iii)     if there is a material diminution in the Executive’s duties thereby diminishing the Executive’s role.

(b)     Any Good Reason termination of the Executive’s employment by the Executive shall be communicated by a written Notice of Termination to the Company within ninety (90) days of the condition giving rise to such Good Reason first occurring, and the Company shall have thirty (30) days from such notice to cure the condition giving rise to such Good Reason, as set forth in Section 1.409A-1(n)(2)(C) of the Treasury Regulations.

10.     Compensation upon Termination.

(a)     If the employment of the Executive is terminated pursuant to Section 8(a), by reason of the Executive’s death, the Company agrees to pay directly to the Executive’s surviving spouse (or to another recipient designated in writing by the Executive from time to time), or if the Executive’s spouse shall not survive the Executive, then to the legal representative of the Executive’s estate: (i) for a period of twelve (12) months (commencing with the Date of Termination) an amount equal to and payable at the same rate as the Executive’s then current Base Salary; (ii) any Annual Bonus payable but not yet paid with respect to any fiscal year ended prior to the Date of Termination (the “Unpaid Prior Year Bonus”), payable no later than the time specified in Section 4(b); (iii) a pro rata portion of the Annual Bonus Executive would have earned for the fiscal year of termination had no termination occurred (calculated based on the Annual Bonus Target and number of days the Executive was employed by the Company in the fiscal year during which the Date of Termination occurs compared to the total number of days in such fiscal year), payable no later than the time specified in Section 4(b); and (iv) with respect to Equity Bonus awards or awards under the Plan, vesting, payment and other terms as provided for herein or under the terms of the applicable Plan documents. The foregoing payments shall be in addition to what the Executive’s spouse, beneficiaries or estate may be entitled to receive pursuant to any employee benefit plan or life insurance policy then provided to the Executive or maintained by the Company. The payments provided for in this Section 10(a) shall fully discharge the obligations of the Company and its affiliates hereunder and the Company and its affiliates shall be under no obligation to provide any further compensation to the Executive, the Executive’s surviving spouse or the legal representative of the Executive’s estate.

(b)     During any period that the Executive fails to perform the Executive’s duties hereunder as a result of incapacity and disability due to physical or mental illness, the Company shall (i) continue to provide to the Executive the then current Base Salary and the Benefits until the Executive returns to the Executive’s duties or until the Executive’s employment is terminated pursuant to Section 8(b) and (ii) with respect to Equity Bonus awards or awards under the Plan, vesting, payment and other terms as provided for herein or under the terms of the applicable Plan documents; provided, however, that should the Executive fail to perform the Executive’s duties but remain employed for a period of twelve (12) months, the Company will cease paying the Base Salary. The foregoing payments shall be in addition to what the Executive may be entitled to receive pursuant to any disability benefit plan then provided to the Executive or maintained by the Company. The payments provided for in this Section 10(b) shall fully discharge the obligations of the Company and its affiliates hereunder and the Company and its affiliates shall be under no obligation to provide any further compensation to the Executive.

(c)     If the Executive’s employment shall be terminated for cause pursuant to Section 8(c), the Executive shall receive the then current Base Salary and the Benefits through the Date of Termination and any Unpaid Prior Year Bonus, payable no later than the time specified in Section 4(b). The payments provided for in this Section 10(c) shall fully discharge the obligations of the Company and its affiliates hereunder and the Company and its affiliates shall be under no obligation to provide any further compensation to the Executive.

(d)     If the Company shall terminate the Executive’s employment pursuant to Section 8(d), or if the Executive shall terminate the Executive’s employment hereunder pursuant to Section 9, the Executive shall receive: (i) the greater of (A) the then current Base Salary and Annual Bonus in the same manner as though the Executive continued to be employed hereunder through June 30, 2021 and (B) each of the then current Base Salary and Annual Bonus paid in the same manner as though the Executive continued to be employed hereunder for the successive twenty-four (24) months following the Date of Termination, in each case with the Annual Bonus payment based on the then current Annual Bonus Target; (ii) any Unpaid Prior Year Bonus, payable no later than the time specified in Section 4(b)); (iii) a pro rata portion of the Annual Bonus Executive would have earned for the fiscal year of termination had no termination occurred (calculated based on the Annual Bonus Target and number of days the Executive was employed by the Company in the fiscal year during which the Date of Termination occurs compared to the total number of days in such fiscal year), payable no later than the time specified in Section 4(b); (iv) continued vesting of any Equity Bonus awards or awards under the Plan that were granted prior to the Date of Termination in the same manner as though the Executive continued to be employed hereunder through the later of June 30, 2021 or one (1) year following the Date of Termination, with payments made at the same times they would have been made had the Executive continued to be employed through such date (and, for the avoidance of doubt, any Equity Bonus awards that would not have been payable but for continued employment through a date after June 30, 2021 or one (1) year following the Date of Termination, as applicable, shall be forfeited); and (v) Company-paid premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for the Executive and the Executive’s eligible dependents through June 30, 2021 which amounts shall either be paid directly or reimbursed to the Executive by the Company. The payments provided for in this Section 10(d) shall fully discharge the obligations of the Company and its affiliates hereunder and the Company and its affiliates shall be under no obligation to provide any further compensation to the Executive.

(e)     A precondition to the Company’s obligation to pay compensation and provide benefits to the Executive (or the Executive’s surviving spouse or the legal representative of the Executive’s estate) pursuant to this Section 10 shall be the execution and non-timely revocation by the Executive, or as the case may be, the Executive’s surviving spouse or the legal representative of the Executive’s estate, of the Company’s then standard separation agreement and general release and the continued compliance with the terms, conditions and covenants set forth therein.

(f)     For the avoidance of doubt, any post-employment bonus payments or equity grants that vest or remain eligible for vesting will remain subject to the News Corporation claw-back policies and terms and conditions of the applicable Plan documents.

(g)     Without duplicating any benefits set forth in this Section 10, upon any termination of employment, the Executive (or the Executive’s spouse, beneficiaries or estate) will be entitled to any unreimbursed business expenses approved in accordance with the Company’s policy and due the Executive through termination and to receive any benefits vested, and to make all elections and receive all payments and rights under all employee benefit, pension, insurance and other plans in which the Executive participated in accordance with the terms and conditions of the plan concerned. Such business expenses shall be reimbursed as provided in Section 23(f).

(h)     The Executive shall have no duty to mitigate the Executive’s damages hereunder and any income earned by the Executive following the Executive’s termination without cause (as defined in Section 8(c)) or the Executive’s resignation pursuant to Section 9 shall not reduce the compensation payable to the Executive hereunder.

(i)     If, following the completion of the Term on June 30, 2021, the Executive is not offered a new employment agreement on terms at least as favorable to the Executive as the terms set forth herein and the Executive is subsequently terminated without cause, then the Executive will be entitled to receive the payments and benefits set forth in Section 10(d) above (using the same Base Salary and Annual Bonus Target as in effect immediately prior to the expiration of the Term on June 30, 2021).

11.     Survival of Agreement. This Agreement shall inure to the benefit of the Company and any other successors and general assigns of the Company or any other corporation or entity which is a parent, subsidiary or affiliate of the Company to which this Agreement is assigned, and any other corporation or entity into which the Company may be merged or with which it may be consolidated. For purposes of clarity, the Company may assign this Agreement in the event of an asset or stock sale of all or a majority of the Company to the controlling corporation or entity surviving or resulting from such asset or stock sale. The terms, conditions, promises and covenants set forth in Sections 7 through 23 shall survive the termination of this Agreement and the Executive’s employment (in accordance with their respective terms) for any reason.

12.     Indemnity; Cooperation.

(a)     The Company will indemnify and defend the Executive in accordance with the formation documents, charters, bylaws or applicable insurance policies of the Company, and in accordance with any other law or statute affording the Executive a right of indemnification and defense, including but not limited to Section 145 of Title 8 of the Delaware Chancery Code, for any acts or omissions made by the Executive in good faith in the course of the Executive’s employment with the Company.

(b)     During the Term and for a period of three (3) years after the termination of the Executive’s employment, and during all reasonable times thereafter, and at all times observing the professional ethics requirements of his job the Executive will (i) fully cooperate with the Company in providing truthful testimony as a witness or a declarant in connection with any present or future litigation, administrative or arbitral proceeding involving the Company or any of its affiliates with respect to which the Executive may have relevant information and (ii) assist the Company during the investigatory and discovery phases (or prior thereto) of any judicial, administrative, internal, arbitral or grievance proceeding involving the Company or any of its affiliates and with respect to which the Executive may have relevant information. The Company will, within thirty (30) days of the Executive producing receipts satisfactory to the Company, reimburse the Executive for any reasonable and necessary expenses incurred by the Executive in connection with such cooperation.

(c)     Without limiting any other provision of this Agreement, this Section 12 shall survive the termination or expiration of this Agreement for any reason whatsoever.

13.     Notices. All notices, requests, demands or other communications provided for hereby shall be in writing and shall be deemed to have been duly given (a) when delivered personally, (b) one (1) day after having been sent by telegram, telecopy or similar electronic means, or by overnight courier service against receipt, or (c) four (4) days after having been sent within the continental United States by first-class certified mail, return receipt requested, postage prepaid, to the other party. Any notices to the Executive shall be sent to the last known address of the Executive on record with the Company, with a copy to Jeffrey L. Liddle, Liddle & Robinson, L.L.P., 800 Third Avenue, New York, NY 10022.

14.     Governing Law. This Agreement shall be enforced, governed by and construed in accordance with the laws of the State of New York. Each party hereby submits to the exclusive jurisdiction of the Supreme Court of the State of New York, and the United States District Court for the Southern District of New York, for the purpose of enforcement of this Agreement and waives, and agrees not to assert, as a defense in any such action or proceeding, that such party was not subject to the personal jurisdiction of any such court or that venue is improper for lack of residence, inconvenient forum or otherwise. The parties also agree that service of process (the method by which a party may be served with any such court papers) may be made by overnight mail at the applicable address set forth in Section 13. The Company may also have other rights and remedies it may have at any time against the Executive, whether by law or under this Agreement.

15.     Construction. Each party acknowledges that such party has participated with, at its option, the advice of counsel, in the preparation of this Agreement. The language of all provisions of this Agreement shall in all cases be construed as a whole, extending to it its fair meaning, and not strictly for or against either of the parties. The parties agree that they have jointly prepared and approved the language of the provisions of this Agreement and that should any dispute arise concerning the interpretation of any provision hereof, neither party shall be deemed the drafter nor shall any such language be presumptively construed in favor of or against either party.

16.     Severability. The conditions and provisions set forth in this Agreement shall be severable, and if any condition or provision or portion thereof shall be held invalid or unenforceable, then said condition or provision shall not in any manner affect any other condition or provision and the remainder of this Agreement and every section thereof construed without regard to said invalid condition or provision, shall continue in full force and effect.

17.     Assignment. Neither party shall have the right, subject to Section 11, to assign the Executive’s rights and obligations with respect to the Executive’s actual employment duties without the prior consent of the other party.

18.     Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof, and this Agreement supersedes and renders null and void any and all prior oral or written agreements, understandings or commitments pertaining to the subject matter hereof, including, without limitation, the Prior Agreement. No waiver or modification of the terms or provisions hereof shall be valid unless in writing signed by the party so to be charged thereby and then only to the extent therein set forth.

19.     Withholding and Payroll Practices. All salary, severance payments, bonuses or benefits provided by the Company under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law and shall be paid in the ordinary course pursuant to the Company’s then existing payroll practices or as otherwise specified in this Agreement.

20.     Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

21.     Headings. Headings in this Agreement are for reference only and shall not be deemed to have any substantive effect.

22.     Section 280G.

(a)     Notwithstanding any other provisions of this Agreement to the contrary, in the event that it shall be determined that any payment or distribution in the nature of compensation (within the meaning of Section 280G(b)(2) of the Code) to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the “Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, the Company shall reduce (but not below zero) the aggregate present value of the Payments under the Agreement to the Reduced Amount (as hereinafter defined), if reducing the Payments under this Agreement will provide the Executive with a greater net after-tax amount than would be the case if no such reduction was made. The Payments shall be reduced as described in the preceding sentence only if (1) the net amount of the Payments, as so reduced (and after subtracting the net amount of federal, state and local income and payroll taxes on the reduced Payments), is greater than or equal to (2) the net amount of the Payments without such reduction (but after subtracting the net amount of federal, state and local income and payroll taxes on the Payments and the amount of Excise Tax (as hereinafter defined) to which the Executive would be subject with respect to the unreduced Payments). Any reduction shall be made in accordance with Section 409A of the Code.

(b)     The “Reduced Amount” shall be an amount expressed in present value that maximizes the aggregate present value of Payments without causing any Payment under this Agreement to be subject to the Excise Tax, determined in accordance with Section 280G(d)(4) of the Code. The term “Excise Tax” means the excise tax imposed under Section 4999 of the Code, together with any interest or penalties imposed with respect to such excise tax.

(c)     All determinations to be made under this Section 22 shall be made by an independent registered public accounting firm or consulting firm selected by the Company immediately prior to a change in control, which shall provide its determinations and any supporting calculations both to the Company and the Executive within ten (10) days of the change in control. Any such determination by such firm shall be binding upon the Company and the Executive. All fees and expenses of the accounting or consulting firm in performing the determinations referred to in this Section 22 shall be borne solely by the Company.

23.     Section 409A.

(a)     This Agreement is intended to comply with Section 409A of the Code, and will be interpreted accordingly. References under this Agreement to the Executive’s termination of employment shall be deemed to refer to the date upon which the Executive has experienced a “separation from service” within the meaning of Section 409A of the Code.

(b)     Notwithstanding anything herein to the contrary, (i) if at the time of the Executive’s separation from service with the Company, the Executive is a “specified employee” as defined in Section 409A of the Code (and any related regulations or other pronouncements thereunder) and the deferral of the commencement of any payments or benefits otherwise payable hereunder or payable under any other compensatory arrangement between the Executive and the Company, or any of its affiliates as a result of such separation from service is necessary in order to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will defer the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to the Executive) until the date that is six (6) months following the Executive’s separation from service (or the earliest date as is permitted under Section 409A of the Code), at which point all payments deferred pursuant to this Section shall be paid to the Executive in a lump sum and (ii) if any other payments of money or other benefits due to the Executive hereunder could cause the application of an accelerated or additional tax under Section 409A of the Code, such payments or other benefits shall be deferred if deferral will make such payment or other benefits compliant under Section 409A of the Code, or otherwise such payment or other benefits shall be restructured, to the extent possible, in a manner that does not cause such an accelerated or additional tax. Any payments deferred pursuant to the preceding sentence shall be paid together with interest thereon at a rate equal to the applicable Federal rate for short-term instruments.

(c)     To the extent any reimbursements or in-kind benefits due to the Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to the Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv). Additionally, to the extent that the Executive’s receipt of any in-kind benefits from the Company or its affiliates must be delayed pursuant to this Section due to the Executive’s status as a “specified employee”, the Executive may elect to instead purchase and receive such benefits during the period in which the provision of benefits would otherwise be delayed by paying the Company (or its affiliates) for the fair market value of such benefits (as determined by the Company in good faith) during such period. Any amounts paid by the Executive pursuant to the preceding sentence shall be reimbursed to the Executive (with interest thereon) as described above on the date that is six (6) months following the Executive’s separation from service.

(d)     Each payment made under this Agreement shall be designated as a “separate payment” within the meaning of Section 409A of the Code.

(e)     The Company shall consult with the Executive in good faith regarding the implementation of the provisions of this Section. Without limiting the generality of the foregoing, the Executive shall notify the Company if the Executive believes that any provision of this Agreement (or of any award of compensation, including equity compensation, or benefits) would cause the Executive to incur any additional tax under Section 409A of the Code and, if the Company concurs with such belief after good faith review or the Company independently makes such determination, then the Company shall, after consulting with the Executive, use reasonable best efforts to reform such provision to comply with Section 409A of the Code through good faith modifications to the minimum extent reasonably appropriate to conform with Section 409A of the Code.

(f)     Any amount that the Executive is entitled to be reimbursed for any business-related expenses borne by employee under this Agreement will be reimbursed to the Executive as promptly as practicable and in any event not later than the last day of the calendar year after the calendar year in which the expenses are incurred. Expenses eligible for reimbursement during any calendar year will not affect the amount of expenses eligible for reimbursement in any other calendar year.

(g)     Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(h)     Unless this Agreement provides a specified and objectively determinable payment schedule to the contrary, to the extent that any payment of base salary or other compensation is to be paid for a specified continuing period of time beyond the Executive’s termination of employment in accordance with the Company’s payroll practices (or other similar term), the payments of such base salary or other compensation shall be made on a monthly basis.

(i)     To the extent that severance payments or benefits pursuant to this Agreement are conditioned upon the execution and delivery by the Executive of a separation agreement and general release (and the expiration of any revocation rights provided therein) which could become effective in one of two (2) taxable years of the Executive depending on when the Executive executes and delivers such separation agreement and general release, any deferred compensation payment (which is subject to Section 409A of the Code) that is conditioned on execution of the separation agreement and general release shall be made within ten (10) days after the separation agreement and general release becomes effective and such revocation rights have lapsed, but not earlier than the first business day of the later of such taxable years.

24.     Representations. The Company represents that the Company’s execution and delivery of this Agreement and the performance of its obligations hereunder: (a) has been authorized by all required corporate action on the part of the Company; and (b) will not conflict with, result in any breach of, or constitute a default under, any contract, agreement or arrangement to which the Company is a party. The Executive represents that the Executive’s execution and delivery of this Agreement and the performance of the Executive’s obligations hereunder will not conflict with, result in any breach of, or constitute a default under, any contract, agreement or arrangement to which the Executive is a party.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have affixed their signatures as of the day and year first above written.

NEWS CORPORATION	DAVID B. PITOFSKY

By:_/s/ Keisha Smith-Jeremie	/s/ David B. Pitofsky
Name: Keisha Smith-Jeremie
Title: Chief Human Resources Officer